130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

August 25, 2020	No. 20-06

Avalon Completes Non-Brokered Private Placement

for Gross Proceeds of $540,000 to Advance the Separation Rapids Lithium Project

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it has completed a non-brokered private placement consisting of 6,000,000 flow-through units at a price of $0.09 per unit for gross proceeds of $540,000.

Each unit consists of one flow-through common share and one-half common share purchase warrant. Each warrant shall entitle the holder to acquire one non-flow-through common share at a price of $0.12 until August 25, 2022.  In conjunction with this private placement, Avalon paid finder's fees of $32,400. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on December 26, 2020.

The proceeds from this offering will be used primarily to continue to advance the Company's Separation Rapids Lithium Project. The work will include collection of another bulk sample in order to continue metallurgical process development work and other field work to continue exploration of new lithium pegmatites on the western part of the property. The metallurgical work will include optimization of the petalite concentration process to recover high purity petalite product samples for certain glass-ceramic manufacturers that have expressed interest in the product. In addition, some further piloting of the process to recover a high purity lithium hydroxide battery material product is planned.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Tantalum-Cesium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project development plans, and that proceeds of the private placement will be used primarily to continue to advance the Company's Separation Rapids Lithium Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.